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MAR - 1 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52591

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/16___ AND ENDING ___12/31/16___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KBD Securities, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
470 Park Avenue South, 3rd Floor

(No. and Street)

New York	**NY**	**10016**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aron From   646-291-2297

                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA

(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200	**Fairfield**	**NJ**	**07004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Hugh Ross _____ _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
KBD Securities, LLC _____ , as

of December 31st _____ , 20 16 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Executive Officer
_____
Title

_____
Notary Public

RUSSELL W. GRIMALDI
NOTARY PUBLIC-STATE OF NEW YORK
No. 02GR6145939
Qualified in Westchester County
My Commission Expires May 15, 20 20

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KBD SECURITIES, LLC

TABLE OF CONTENTS

375 Passaic Avenue
· Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804



Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT AUDITOR'S REPORT

To the Member of
KBD Securities, LLC

We have audited the accompanying statement of financial condition of KBD Securities, LLC as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of KBD Securities, LLC as of December 31, 2016, in conformity with principles generally accepted in the United States.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, NJ
February 24, 2017

KBD SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets:

Cash and cash equivalents	$	381,786
Prepaid expenses		11,689
Due from affiliates		366,005
Total Assets	$	759,480

Current Liabilities:

Accrued expenses	$	53,578
Total Current Liabilities		53,578

Commitments and Contingencies

Member's Equity

Member's Equity		705,902
Total Liabilities and Member's Equity	$	759,480

Note A – Organization and Significant Accounting Policies

Nature of Business

KBD Securities, LLC (the "Company"), a limited liability company organized under the laws of the State of New York, is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA").

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Property and Equipment

Property and equipment is stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided on accelerated and straight-line methods over lives ranging from 3 to 7 years.

Revenue Recognition

Revenues are recognized as earned.

Cash and Cash Equivalents

Cash and cash equivalents include investments with three months or less to maturity at the date of purchase.

Income Taxes

In May 2011, the Company became a wholly-owned subsidiary of Horizon Kinetics LLC. Any change as the result of an examination by the IRS or the State of New York after 2011 would not have an impact at the entity level.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements.

Fair Value of Financial Instruments

The carrying value of cash, due to/from affiliates, prepaid expenses and accrued expenses approximates fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

Subsequent Events

Subsequent events were evaluated through February 24, 2017 which is the date of the financial statements were available to be issued.

Note B – Property and Equipment

Property and equipment are comprised of the following components:

	Useful Life	
Computer software	3 years	$17,395
Furniture and fixture	7 years	22,658
Computer hardware	5 years	21,278
		61,331
Less: Accumulated depreciation		61,331
Net property & equipment		$ -0-

Note C – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016 the Company had net capital of $328,208, which was $323,208 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.16 to 1.

Note D - Related Party Transactions

Due to affiliate is a non-interest bearing account balance.

Note E – Commitments

During the course of business, the Company may maintain cash balances in excess of amounts insured by the Federal Deposit Insurance Corporation. Cash balances at risk as of December 31, 2016 were $114,194.

375 Passaic Avenue
. Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804



Steven J. Alperln, CPA
Vincent S. Nebbla, CPA
Jeffrey M. Sellgmuller, CPA
Roger J. Hltchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member
KBD Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which KBD Securities, LLC identified the following provisions of 17 C.F.R §15c3-3(k) under which KBD Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(1) and KBD Securities, LLC stated that KBD Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. KBD Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KBD Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 24, 2017

 .KBD Securities, LLC

KBD SECURITIES LLC: 2016 EXEMPTION REPORT

KBD Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the provisions of 17 C.F.R §240.15c3-3(k)(l); and

(2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k) throughout the most recent fiscal year without exception.

KBD Securities LLC

I, Hugh Ross, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:_____
Name: Hugh Ross
Title: Chief Executive Officer
Date: February 16, 2017